AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 12, 1997


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                               AMENDMENT NO. 5

                                      TO

                                SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                            GIDDINGS & LEWIS, INC.
                          (Name of Subject Company)


                           GIDDINGS & LEWIS, INC.
                     (Name of Person Filing Statement)


                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
          (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                        (Title of Class of Securities)


                                  375048-10-5
                   (CUSIP Number of Class of Securities)


                             TODD A. DILLMANN, ESQ.
                        CORPORATE COUNSEL AND SECRETARY
                                142 DOTY STREET
                         FOND DU LAC, WISCONSIN  54935
                                (414) 921-4100
          (Name, address and telephone number of person authorized
           to receive notices and communications on behalf of the
                         person(s) filing statement)


                                With a Copy to:

                         CHARLES W. MULANEY, JR., ESQ.
               SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                              333 W. WACKER DRIVE
                           CHICAGO, ILLINOIS  60606
                                (312) 407-0700



               This Statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on May 8, 1997, as amended (the "Schedule 14D-9"), relating to the offer by DSFA Corporation, a Delaware corporation (the "Purchaser") and wholly-owned subsidiary of Harnischfeger Industries, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $.10 per share (the "Common Stock" or the "Shares"), together with the associated preferred share purchase rights (the "Rights"), of Giddings & Lewis, Inc., a Wisconsin corporation (the "Company"), at a price of $19 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 28, 1997, and in the related Letter of Transmittal (which, as either may be amended from time to time, together constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Schedule 14D-9.

          ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE
                    SUBJECT COMPANY

               On June 11, 1997, the Company and Thyssen AG
          ("Thyssen") signed a definitive merger agreement for the acquisition of the Company by Thyssen. A description of the merger agreement is set forth in a press release issued by the Company on June 12, 1997, which press release is filed herewith as Exhibit 21 and is incorporated herein by reference.

          ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 21  Text of Press Release issued by Giddings &
                      Lewis, Inc., dated June 12, 1997.


                                  SIGNATURE

               After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   GIDDINGS & LEWIS, INC.

                                   By: /s/ Douglas E. Barnett
                                   Name:   Douglas E. Barnett
                                   Title:  Vice President and Corporate
                                              Controller


          Dated:  June 12, 1997



                                  EXHIBIT INDEX

          Exhibit No.    Description
          -----------    -----------
          *Exhibit 1     Excerpts from the Company's Proxy Statement,
                         dated March 21, 1997, relating to the
                         Company's 1997 Annual Meeting of Shareholders
          *Exhibit 2     Form of Amended and Restated Key Executive
                         Employment and Severance Agreement
          *Exhibit 3     Company's Management Stock Purchase Program,
                         as Amended and Restated, dated April 30,1
                         1997
          *Exhibit 4     Amendment to Company's 1989 Stock Option
                         Award Agreement, dated April 30, 1997
          *Exhibit 5     Amendment to Company's 1989 Restricted Stock
                         Award Agreement, dated April 30, 1997
          *Exhibit 6     Form of Amendment to Company's 1993
                         Restricted Stock Award Agreement, dated April
                         30, 1997
          *Exhibit 7     Text of Letter to Shareholders of the
                         Company, dated May 8, 1997
          *Exhibit 8     Text of Press Release issued by Giddings &
                         Lewis, Inc., dated May 8, 1997
          *Exhibit 9     Opinion of Credit Suisse First Boston
                         Corporation, dated May 7, 1997
          *Exhibit 10    Complaint seeking Declaratory and Injunctive
                         Relief filed in the United States District
                         Court for the Eastern District of Wisconsin
                         on April 25, 1997
          *Exhibit 11    Class Action seeking Declaratory and
                         Injunctive Relief filed in the Circuit Court
                         of Milwaukee County, Wisconsin, on May 6,
                         1997
          *Exhibit 12    Text of Press Release issued by Giddings &
                         Lewis, Inc., dated May 8, 1997
          *Exhibit 13    Resolutions Authorizing Amendment of the
                         Supplemental Executive Retirement Plan, dated
                         April 30, 1997
          *Exhibit 14    Text of Press Release issued by Giddings &
                         Lewis, Inc., dated May 12, 1997
          *Exhibit 15    Text of Letter from Marvin L. Isles to
                         Jeffery T. Grade, dated May 12, 1997
          *Exhibit 16    Complaint seeking Declaratory and Injunctive
                         Relief filed in the United States District
                         Court for the Eastern District of Wisconsin
                         on May 13, 1997
          *Exhibit 17    Text of Press Release issued by Giddings &
                         Lewis, Inc., dated May 27, 1997
          *Exhibit 18    Text of Letter from Marvin L. Isles to
                         Jeffery T. Grade, dated May 27, 1997
          *Exhibit 19    Text of Press Release issued by Giddings &
                         Lewis, Inc., dated June 10, 1997
          *Exhibit 20    Text of Letter from Todd A. Dillmann to K.
                         Thor Lundgren, dated June 10, 1997
           Exhibit 21    Text of Press Release issued by Giddings &
                         Lewis, Inc., dated June 12, 1997
          _____________________________________

          *Previously Filed